September 4, 2020

BY EDGAR AND FEDEX
Jeffrey Lewis
Staff Accountant
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Franchise Group, Inc.
Form 10-KT for the transition period ended December 28, 2019
Filed April 24, 2020
Form 8-K filed August 5, 2020
File No. 001-35588

Dear Mr. Lewis,

On behalf of Franchise Group, Inc. (“FRG” or the “Company”), the undersigned respectfully sets forth the below response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated August 21, 2020. For ease of reference, the text of the Staff’s comment is reproduced in italics in this letter, with the response of the Company immediately following the comment.

Form 8-K filed August 5, 2020
Exhibit 99.1 -
Pro Forma Adjusted EBITDA, page 1

We note your disclosure that proforma adjustments represent realized and unrealized synergies consistent with the Company’s credit agreement. Please tell us in greater detail the nature of these synergies and how your presentation of Pro Forma Adjusted EBITDA on page 5 complies with Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company believes that Proforma Adjusted EBITDA most appropriately depicts the performance of its business after taking into consideration its recent transformation activities. FRG is currently in a unique position as its business has been transformed over the prior year due to a change in its business strategy and four material acquisitions.

Proforma Adjusted EBITDA is the primary metric utilized by FRG’s executive management, operating unit management and Board of Directors to evaluate its performance. Additionally, Proforma Adjusted EBITDA is consistent with the adjustments made by the

Company in connection with its credit facility and lender covenants. Likewise, this metric is utilized to determine annual and long-term incentive compensation for FRG’s executive management team. Accordingly, FRG believes it is extremely relevant and meaningful to communicate this measure to investors.

The proforma adjustments included in FRG’s press release (“Press Release”) incorporated by reference into its Current Report on Form 8-K filed on August 5, 2020, relate to the timing of certain expenses incurred and cost saving initiatives implemented through various actions taken in each business acquired by the Company. These adjustments primarily comprise realized and unrealized synergies related to the Company’s acquisitions of American Freight Group, Inc. (“American Freight”) and Vitamin Shoppe, Inc. (“Vitamin Shoppe”), as follows:

•
American Freight Proforma Adjustments: The adjustments reflect additional Adjusted EBITDA assuming the acquisition had been completed on January 1, 2020, as well as run-rate cost savings pertaining to: (i) optimization of product mix and supply chain in connection with the integration of American Freight Outlet (formerly our Sears Outlet segment) and American Freight; (ii) estimated reduction in payroll costs as a result of restructuring activities; (iii) leverage in marketing spend; and (iv) the implementation of a new contract with a third-party finance company that has resulted in additional savings. Run-Rate savings are the expected annualized cost savings directly related to synergy activities that have been undertaken as if they had been in effect for the full year. These synergies either have been realized or are expected to be realized by the end of 2020 or early 2021.

•
Vitamin Shoppe Proforma Adjustments: The adjustments include current and expected cost savings resulting from system and inventory management integration, contract termination costs and sign-on bonuses, retention payments and other compensation arrangements in connection with the acquisition of Vitamin Shoppe.

FRG took significant actions to implement the majority of these strategic changes by the end of the second quarter 2020 and has realized or expects to realize cost savings resulting from these acquisitions by the end of 2020 or early 2021. In order to reflect the performance of the business taking into consideration these changes, the Company presents Proforma Adjusted EBITDA since it depicts the Company’s operating results assuming these actions and the related cost savings were all implemented on January 1, 2020.

In considering Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, FRG does not believe that these adjustments substitute individually tailored revenue recognition or measurement methods for those of GAAP or result in a misleading non-GAAP financial measure that violates Rule 100(b) of Regulation G. The proforma adjustments are intended to be consistent with “Management’s Adjustments” as permitted by Regulation S-X and largely reflect the Company’s management’s reasonable estimates of run-rate synergies related to the Company’s acquisitions taking into consideration specific actions taken by the Company’s management as if such actions were fully implemented on January 1, 2020. As such, the Company’s management believes these adjustments provide useful information to investors necessary for understanding the effects of the Company’s acquisitions and related integration activities on the Company’s business. As stated above, since substantially all of these actions have been completed through the second quarter of 2020, the Company believes it can reasonably estimate the cost savings associated with these actions throughout 2020 and 2021.

The Company provided a reconciliation of Proforma Adjusted EBITDA to the most comparable GAAP measure in the Press Release. However, in future filings, the Company will include additional disclosure to describe the proforma adjustments in greater detail and to expand upon how they were estimated as summarized above.

In connection with this response to the Staff’s comment letter, FRG acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Eric F. Seeton
Eric F. Seeton
Chief Financial Officer